   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 26, 2002
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
                                  (RULE 13e-4)
          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

                            BKF CAPITAL GROUP, INC.
     (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

                       OPTIONS TO PURCHASE COMMON STOCK,
                           PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                                   05548G102
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)

                                 NORRIS NISSIM
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                            BKF CAPITAL GROUP, INC.
                             ONE ROCKEFELLER PLAZA
                            NEW YORK, NEW YORK 10020
                                 (212) 332-8400
 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    COPY TO:

                             JOHN C. KENNEDY, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     BKF Capital Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on December 11, 2002 (the "Schedule TO"), in connection with the offer by the Company to allow certain employees of the Company to exchange options to purchase shares of common stock, par value $1.00 per share of the Company, in exchange for shares of deferred stock of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 11, 2002 (the "Offer to Purchase"), a copy of which is attached to the Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached to the Schedule TO as Exhibit (a)(2) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned thereto in the Schedule TO.

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase and the Letter of Transmittal in response to this Item, is hereby amended and supplemented as follows:

     1. The subsection titled "Determination Of Validity; Rejection Of Options; Waiver Of Defects; No Obligation To Give Notice Of Defects" of Section "3. Procedures for Electing to Exchange Options" of the Offer to Purchase is hereby deleted in its entirety and the following is substituted therefor:

     "Determination Of Validity; Rejection Of Options; Waiver Of Defects; No Obligation To Give Notice Of Defects. We will determine, in our discretion, all questions as to form of documents and the validity, eligibility, including time of receipt, and acceptance of any election to exchange eligible options. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any or all elections to exchange options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely elected options that are not validly withdrawn. We also reserve the right to waive any of the conditions of the offer or any defect or irregularity in any election with respect to any particular options or any particular option holder. If we waive a condition with respect to any particular option holder, we will do so for all option holders. No election to exchange eligible options will be valid until all defects or irregularities have been cured by the electing option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in elections, nor will anyone incur any liability for failure to give any such notice."

     2. Section "6. Conditions to the Offer" of the Offer to Purchase is hereby deleted in its entirety and the following is substituted therefor:

     "Promptly following the expiration date (which will be January 10, 2003 at 11:59 p.m., Eastern Standard Time, unless we extend it), subject to satisfaction of conditions set forth below, we will accept all eligible options that are properly tendered. If the conditions set forth below are not satisfied, we may reject all (but not less than all) options that are properly tendered. If we reject all options that are tendered, we will promptly communicate such rejection to all holders of eligible options, and you will keep all your current options and you will not receive any restricted stock units.

     Notwithstanding any other provision of the offer, we will not be required to accept any options elected for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case, subject to Section 13e-4(f)(5) under the Securities Exchange Act of 1934 (the "Exchange Act"), if, at any time on or after the commencement of the offer and prior to the expiration date, any of the following events has occurred, or has been determined by us to have occurred, and, in our reasonable judgment in any such case, the occurrence of such event or events makes it inadvisable for us to proceed with the offer or with such acceptance and cancellation of options elected for exchange:

     - there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly (1) challenges the

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

       making of the offer, the acquisition of some or all of the options elected for exchange pursuant to the offer, the exchange of restricted stock units for such options, or otherwise relates in any manner to the offer or (2) in our reasonable judgment, could materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

     - there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

      - make the acceptance for exchange of, or issuance of restricted stock units for, some or all of the options elected for exchange illegal or otherwise restrict or prohibit completion of the offer or otherwise relates in any manner to the offer;

      - delay or restrict our ability, or render us unable, to accept for exchange, or issue restricted stock units for, some or all of the options elected for exchange; or

      - materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries;

     - there has occurred:

      - any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

      - the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

      - the commencement or escalation of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States;

      - any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States;

      - a decrease of 25% or more in the market price of the shares of our common stock during any time period after the commencement of the offer or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operations or prospects or on the trading in our common stock;

      - any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on our business, condition (financial or other), operations or prospects or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

      - in the case of any of the foregoing existing at the time of the commencement of the offer, a material acceleration, escalation or worsening thereof; or

      - any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the commencement of the offer;

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

     - a tender or exchange offer with respect to some or all of our common stock, or a merger or acquisition proposal for us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or we shall have learned that:

      - any person, entity or "group," within the meaning of Section 13(d)(3) of the Exchange Act, (other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission prior to the commencement of the offer to exchange) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock (other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission prior to the commencement of the offer to exchange);

      - any such person, entity or group that has filed a Schedule 13D or
        Schedule 13G with the Securities and Exchange Commission before expiration of the offer shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

      - any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of the assets or securities of us; or

     - any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in our reasonable judgment, is or may have a materially adverse effect on the Company or its subsidiaries.

     The conditions to the offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them prior to the expiration date. We may waive them, in whole or in part, at any time and from time to time prior to the expiration date, in our discretion, whether or not we waive any other condition to the offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other rights. Any determination we make concerning the events described in this section will be final and binding upon all persons."

     3. The first paragraph on the first page of the Letter of Transmittal is hereby amended and supplemented by deleting the phrase "and read" from the second sentence.

     4. The first paragraph of the Election Withdrawal Notice is hereby amended and supplemented by deleting the sentence "I have read and understand all of the terms and conditions of the Offer to Exchange."

ITEMS 1 THROUGH 11.

     Items 1 through 11 of the Schedule TO, which expressly incorporates by reference the information provided in the Offer to Purchase and the Letter of Transmittal in response to these Items, are hereby amended and supplemented by deleting in its entirety the second paragraph in Section "16. Additional Information" of the Offer to Purchase.

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

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          BKF CAPITAL GROUP, INC.

                                          By:       /s/ NORRIS NISSIM
                                            ------------------------------------
                                                       Norris Nissim
                                              Vice President, General Counsel
                                                       and Secretary

Date: December 26, 2002

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER
-------
  (a)    (1)  Offer to Exchange, dated December 11, 2002.*
         (2)  Form of Letter of Transmittal.*
         (3)  Form of Deferred Stock Award Agreement.*
         (4)  Form of Election Withdrawal Notice.*
         (5)  Form of Letter to Eligible Option Holders.*
         (6)  Form of Acceptance.*
         (7)  Press Release, dated December 11, 2002 announcing the
              Offer.*
         (8)  The Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and
              Exchange Commission on April 1, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
         (9)  The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and
              Exchange Commission on May 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
        (10)  The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and
              Exchange Commission on August 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
        (11)  The Company's Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 (incorporated herein by reference) (SEC File No. 1-10024).
  (b)   Not applicable.
  (d)    (1)  The Company's 1998 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly
              Report on Form 10-Q for the period ended June 30, 2001 filed with the Securities and Exchange Commission on August 14,
              2001) (SEC File No. 1-10024).
  (g)   Not applicable.
  (h)   Not applicable.

---------------
* Previously filed.

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